January 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KKR FS Income Trust

Application for Withdrawal of Registration Statement on Form 10-12G

File No.: 000-56493

Ladies and Gentlemen:

KKR FS Income Trust, a Delaware statutory trust (the “Fund”), hereby respectfully requests the withdrawal of the Fund’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2022 (SEC Accession No. 0001193125-22-287200), together with all exhibits thereto (collectively, the “Registration Statement”).

The Fund believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Fund is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. The Fund is in the process of responding to comments made by the Commission staff in a letter dated December 19, 2022.

The Fund undertakes to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

No securities were issued or sold pursuant to the Registration Statement.

Should you have any questions regarding the foregoing, please contact James A. Lebovitz of Dechert LLP, counsel to the Fund, at (215) 994-2510.

Very truly yours,

KKR FS Income Trust

/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary

cc:	Michael C. Forman, KKR FS Income Trust

James A. Lebovitz, Dechert LLP

Eric Siegel, Dechert LLP